NO ACT

PE
12-31-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANExelon COMMISSION
WASHINGTON, D.C. 20549-4561





11005768

February 17, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-17-2011

Scott P. Towers
Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599

Re: Exelon Corporation
Incoming letter dated December 31, 2010

Dear Mr. Towers:

This is in response to your letter dated December 31, 2010 concerning the shareholder proposal submitted to Exelon by Shelton Ehrlich. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Shelton Ehrlich

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exelon Corporation
Incoming letter dated December 31, 2010

The proposal requests that the board report to shareholders on Exelon's process for identifying and prioritizing legislative and regulatory public policy advocacy activities that may include information specified in the proposal.

There appears to be some basis for your view that Exelon may exclude the proposal under 14a-8(i)(10). Based on the information you have presented, it appears that Exelon's policies, practices and procedures compare favorably with the guidelines of the proposal and that Exelon has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Exelon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Ballard Spahr LLP

1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
TEL 215.665.8500
FAX 215.864.8999
www.ballardspahr.com

December 31, 2010

Via Electronic Mail (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exelon Corporation – Shareholder Proposal of Shelton Ehrlich

Ladies and Gentlemen:

This letter is to inform you that our client, Exelon Corporation ("Exelon" or the "Company"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), intends to omit from its proxy statement and form of proxy for its 2011 annual meeting of shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal received from Shelton Ehrlich (the "Proponent")[1] by letter dated November 14, 2010 (the "Proposal"), a copy of which is attached hereto as Exhibit A.

Accordingly, on behalf of Exelon, we respectfully request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission" or the "Staff") concur in our view that the Proposal may be omitted from the 2011 Proxy Materials under Rule 14a-8(i)(10) because Exelon has substantially implemented the Proposal.

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[1] Shelton Ehrlich is the beneficial owner of 233 shares of Exelon's common stock.

To the extent the reasons for such omission are based on matters of state law, this letter constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii). The signatory of this letter is a duly licensed attorney in the Commonwealth of Pennsylvania.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the Commission at shareholderproposals@sec.gov. Because this request will be submitted electronically pursuant to SLB 14D, the Company is not enclosing the additional six (6) copies ordinarily required by Rule 14a-8(j). Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing him of Exelon's intention to omit the Proposal from the 2011 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before Exelon intends to file its definitive 2011 Proxy Materials with the Commission. On behalf of Exelon, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to us only.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they submit to the Commission. Accordingly, on behalf of Exelon, we hereby request the Proponent to send a copy of any correspondence that he submits to the Commission with respect to the Proposal to our attention, c/o Corporate Secretary, Exelon Corporation, 10 S. Dearborn Street, 54th Floor, Chicago, IL 60603.

THE PROPOSAL

The Proposal requests action by Exelon on the following matter:

> **Resolved**: The shareholders request the Board of Directors, at reasonable cost and excluding confidential information, report to shareholders by December 1, 2011 on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities.
>
> The report may:
>
> 1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;
>
> 2. Describe the process by which the Company enters into alliances, associations, coalitions and trade associations for the purpose of affecting public policy;
>
> 3. Describe the process by which the Company evaluates the reputational impact of its public policy advocacy positions;
>
> 4. Identify and describe public policy issues of interest to the Company.

The Proposal also includes the following supporting statements:

> As long-term shareholders of Exelon, we support policies that apply transparency and accountability to ensure its legislative and public policy advocacy activities advance the Company's long-term interest.
>
> Exelon's current disclosure about its public policy advocacy is inadequate especially considering the financial resources dedicated to lobbying activities. OpenSecrets.org, reported November 11, 2010 that Exelon had reported paying $1,522,337 in lobbying expenditures in 2010.
>
> CEO John Rowe has taken a high-profile lobbying posture to promote cap-and-trade legislation to address global warming by testifying in Congress, conducting media interviews, speaking at policy forums and appearing in an advertising campaign.

Exelon's support for cap-and-trade has been controversial, in part because economic studies report cap-and-trade would lead to an increase in energy prices, a decrease in economic growth and an increase in unemployment. These could be detrimental to shareholder interests.

Exelon has worked with non-profit organizations such as the National Resources Defense Council and Environmental Defense through its membership in the United States Climate Action Partnership (USCAP) – a lobbying coalition seeking cap-and-trade legislation.

USCAP's policy blueprint document on cap-and-trade does not endorse nuclear power – Exelon's key business strategy.

The lack of support for nuclear power in USCAP's blueprint reflects the views of Environmental Defense, not Exelon. In a document "Questions and Answers on Nuclear Power" posted on its website in 2005, updated in 2008 and still posted in 2009, Environmental Defense said "Serious questions of safety, security, waste and proliferation surround the issue of nuclear power. Until these questions are resolved satisfactorily, Environmental Defense cannot support an expansion of nuclear generating capacity."

In 2009, Rowe appeared in an advertising campaign sponsored by Environmental Defense's legislative arm promoting cap-and trade.

Exelon ended its membership in the U.S. Chamber of Commerce over policy differences on cap-and-trade. This could reduce the company's legislative influence.

Exelon's position on cap-and-trade may put the Company on a collision course with "Tea Party" activists – a powerful social and political movement that is well regarded by many Members of Congress.

The pending transfer of the U.S. House of Representatives from Democrat to Republican control in January 2011 reduces the likelihood that any cap-and-trade legislation will be adopted by Congress.

Disclosure of the company's process for determining its lobbying priorities will provide the transparency shareholders need to evaluate these public policy activities.

Note that the Staff granted no-action relief for a similar proposal made by the Proponent in connection with Exelon's 2010 annual meeting of shareholders.

ANALYSIS

We believe that the Proposal may be excluded from Exelon's 2010 proxy materials pursuant to Rule 14a-8(i)(10) because the Company has taken actions that substantially implement it. Specifically, the Company has published a Political Activities Report (the "Report") which addresses the Company's processes for identifying, evaluating and prioritizing legislative and regulatory public policy advocacy activities and entering into alliances, associations, coalitions and trade associations in an effort to affect public policy. The Report also identifies public policy issues of interest to the Company. A copy of the Report is attached hereto as Exhibit B. The Report was posted on the Company's website on December 30, 2010 and is available at www.exeloncorp.com, on the Corporate Governance page under the Performance tab.

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal if a company has substantially implemented it. As the Staff stated in 1976, in Exchange Act Release No. 12598, the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management."[2] Initially, however, the predecessor to Rule 14a-8(i)(10) was relied on to grant no-action relief "only in those cases where the action requested by the proposal ha[d] been fully effected."[3] In 1983, the Staff announced that "the previous formalistic application of this provision defeated its purpose" and determined to add more subjectivity to the application of the rule.[4] Accordingly, rather than granting no-action relief only when a company had implemented a proposal word-for-word, the Staff adopted a change to the rule to also permit the exclusion of proposals that had been "substantially implemented" by a company.[5] In applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal."[6] Therefore, substantial implementation can be achieved by satisfactorily addressing the underlying concerns of a proposal, including its "essential objective,"[7] and

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2 Exchange Act Release No. 12598 (July 7, 1976).

3 Exchange Act Release No. 20091 (August 16, 1983).

4 *Id.*

5 *Id.*

6 *See* Texaco, Inc. (March 28, 1991).

7 *See, e.g.*, Express Scripts, Inc. (January 28, 2010) (proposal requesting that the Board of Directors take the steps to change the shareholder voting requirement from a greater than simple majority vote to a majority of the votes cast properly excluded under Rule 14a-8(i)(10) where the company already achieved the "essential objective" of and "substantially implemented" the proposal by eliminating all supermajority vote (continued...)

differences between a company's actions and a shareholder proposal are permitted as long as a company's actions satisfactorily address the proposal's essential objective.[8]

Applying Rule 14a-8(i)(10) to the Proposal, we believe that Exelon has taken actions that substantially implement the Proposal and, accordingly, that it may be excluded from Exelon's 2011 Proxy Materials. Specifically, Exelon published the Report, which describes Exelon's process for identifying and prioritizing its public policy advocacy activities and related efforts. Among other things, the Report discloses detailed information about Exelon's strategic principles, its executive leadership team's role in developing and directing the Company's public policy positions, its corporate strategy group's work with the executive leadership team and its general advocacy of public policy positions. The Report also sets forth examples of public policy issues of particular interest to Exelon and discusses the Company's efforts to form alliances with companies and industry groups in order to advance Exelon's public policy goals. In providing this information, Exelon addresses the Proposal by showing the Company's processes and procedures for identifying and prioritizing legislative public policy advocacy activities.

The Report directly addresses each of the four items that the Proponent asked the Company to describe. First, the Proposal requests that Exelon "describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company." We believe that the Report substantially implements this portion of the Proposal since it explains that Exelon "identifies public policy priorities and advocates policies that Exelon believes will support Exelon's efforts to be the best group of electric generation and electric and gas delivery companies in the United States." The Report goes on to discuss the executive leadership team's

(...continued)

requirements in its Certificate of Designations and Bylaws); Anheuser-Busch Cos., Inc. (January 17, 2007) (proposal relating to declassification of the company's Board of Directors properly excluded under Rule 14a-8(i)(10) where the company has previously taken all actions required to implement annual elections of directors); ConAgra Foods, Inc. (July 3, 2006) (proposal requesting that the Board of Directors issue a sustainability report to shareholders properly excluded under Rule 14a-8(i)(10) where the company had policies and procedures in place that implemented the essential objectives of the proposal).

8 *See, e.g.*, Hewlett-Packard Co. (December 11, 2007) (proposal requesting that the board permit holders of 25% or less of the outstanding common stock to call special meetings properly excluded under Rule 14a-8(i)(10) where the proposal had been substantially implemented by a proposed bylaw amendment); Johnson & Johnson (February 17, 2006) (proposal requesting the company to confirm the legitimacy of all current and future U.S. employees properly excluded under Rule 14a-8(i)(10) where the company had substantially implemented it by verifying the legitimacy of more than 90% of its domestic workforce); Intel Corp. (March 11, 2003) (proposal requesting that the company's board submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans properly excluded under Rule 14a-8(i)(10) where the company had substantially implemented it by a board policy); Masco Corp. (March 29, 1999) (proposal seeking specific qualifications for outside directors properly excluded under Rule 14a-8(i)(10) where the company had adopted a version of the proposal that included modifications and clarifications).

development and evaluation of Exelon's public policy positions and its corporate strategy group's work with Exelon's business units, corporate finance group, Board of Directors and executive leadership team to further develop its public policy positions. The Report further describes the Company's development of advocacy and communications plans to support its public policy positions and explains which policies it prioritizes and why. For example, the Report states that "Exelon advocates policies that highlight the value of Exelon's clean, zero-emissions nuclear generation fleet" and that "Exelon believes the environmental costs of electricity production must be properly reflected in the markets."

Second, the Proposal requests that Exelon disclose "the process by which the Company enters into alliances, associations, coalitions and trade associations for the purpose of affecting public policy." The Report substantially implements this part of the Proposal since it explains that "Exelon is a member of various industry groups that engage generally in activities focused on the advancement of the industry and lobbying or advocacy initiatives on various specific industry issues." The Report also states that "Exelon forms alliances with other companies and industry groups in strategic ways to advance common cause that more directly supports Exelon's public policy goals," thus providing additional details in response to the Proponent's request for information about the Company's relationship with alliances, associations, coalitions and trade associations in order to advance its public policy goals.

Third, the Proposal requests that Exelon "describe the process by which the Company evaluates the reputational impact of its public policy advocacy positions." The Report substantially implements this portion of the Proposal since it indicates that reputational impact is a factor that is considered during an overall evaluation of Exelon's public policy positions. In addition, the report sets forth details of the process by which Exelon identifies, evaluates and prioritizes public policy issues of interest to the Company.

Fourth, the Proposal requests that the Company "identify and describe public policy issues of interest to the Company." The Report substantially implements this element of the Proposal by providing specific examples of public policy issues of interest to the Company, such as climate change legislation and enhanced clean air regulation. In identifying and describing these public policy issues, the Report again directly addresses the requests of the Proponent.

As described herein, we believe that the Company has addressed all aspects of the Proposal and has satisfied its essential objective. The Staff has previously stated that when a company has already acted favorably on an issue addressed in a shareholder proposal, as in the instant case, Rule 14a-8(i)(10) does not require the company and its shareholders to reconsider the issue.[9] The Staff has also stated that proposals may be excluded pursuant to Rule 14a-8(i)(10) when a company has published a report addressing the items requested in the proposal, as Exelon has

---

[9] *See, e.g.,* Allegheny Energy, Inc. (February 20, 2008); Honeywell International Inc. (January 24, 2008).

done.[10] For these reasons alone, we believe that the Proposal may be omitted from Exelon's 2011 Proxy Materials under Rule 14a-8(i)(10).

Further, we believe that Exelon addresses the Proposal's essential objective by providing transparency for all shareholders, all the time. Indeed, in support of the Proposal, the Proponent stated that "[d]isclosure of the company's process for determining its lobbying priorities will provide the transparency shareholders need to evaluate these public policy activities." To ensure transparency and ease of access to such information, Exelon makes all of the information in the Report publicly available by posting the Report on its website, at www.exeloncorp.com, rather than limiting its distribution by mailing the Report to shareholders who hold shares of Exelon as of a particular record date. Exelon also intends to update its Report, as needed, so that it never becomes stale. In doing so, Exelon will continue to provide transparency to shareholders when any changes occur with respect to its legislative and regulatory public policy advocacy activities. Therefore, in addition to satisfying all aspects of the Proposal, Exelon's publication of the Report achieves the Proposal's goal of providing an abundance of information about Exelon's public policy activities so that Exelon's practices are always transparent. Accordingly, we believe that the Proposal may be omitted from Exelon's 2011 Proxy Materials under Rule 14a-8(i)(10) because Exelon has substantially implemented it by satisfactorily addressing each of its underlying concerns and fulfilling its essential objective.

---

[10] *See, e.g.*, Alcoa Inc. (February 3, 2009); Caterpillar Inc. (March 11, 2008); Wal-Mart Stores, Inc. (March 10, 2008); PG&E Corp. (March 6, 2008).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Exelon excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (215) 864-8632 or Lawrence Bachman, Exelon's Assistant General Counsel, at (312) 394-4485.

Sincerely,



Scott P. Towers

SPT/dms
Enclosures

cc: Shelton Ehrlich
Bruce G. Wilson, Esquire (via electronic mail)
Lawrence Bachman, Esquire (via electronic mail)
Scott N. Peters, Esquire (via electronic mail)
Robert C. Gerlach, Esquire

EXHIBIT A

PROPOSAL

[SEE ATTACHED]

Mr. Shelton Ehrlich

*** FISMA & OMB Memorandum M-07-16 ***

November 14, 2010

Corporate Secretary
Exelon Corporation
10 South Dearborn Street
P.O. Box 805398
Chicago, IL 60680-5398

Corporate Secretary,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in Exelon Corporation's (the "company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

I, Shelton Ehrlich, am the beneficial owner of approximately 233 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. I intend to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership is attached.

My designated representative on this matter is Dr. Thomas J. Borelli, Director of the Free Enterprise Project, a program of the National Center for Public Policy Research. Dr. Borelli's home address is *** FISMA & OMB Memorandum M-07-16 *** Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Ehrlich at *** FISMA & OMB Memorandum M-07-16 *** Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Ehrlich, *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Shelton Ehrlich

Attachments: 1 - Shareholder Proposal – Political Contributions
2 - Stock Proof of Ownership

Lobbying Report

Resolved: The shareholders request the Board of Directors, at reasonable cost and excluding confidential information, report to shareholders by December 1, 2011 on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities.

The report may:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;
2. Describe the process by which the Company enters into alliances, associations, coalitions and trade associations for the purpose of affecting public policy;
3. Describe the process by which the Company evaluates the reputational impact of its public policy advocacy positions;
4. Identity and describe public policy issues of interest to the Company

Supporting Statement:

As long-term shareholders of Exelon, we support policies that apply transparency and accountability to ensure its legislative and public policy advocacy activities advance the Company's long-term interest.

Exelon's current disclosure about its public policy advocacy is inadequate especially considering the financial resources dedicated to lobbying activities. OpenSecrets.org, reported November 11, 2010 that Exelon had reported paying $1,522,337 in lobbying expenditures in 2010.

CEO John Rowe has taken a high-profile lobbying posture to promote cap-and-trade legislation to address global warming by testifying in Congress, conducting media interviews, speaking at policy forums and appearing in an advertising campaign.

Exelon's support for cap-and-trade has been controversial, in part because economic studies report cap-and-trade would lead to an increase in energy prices, a decrease in economic growth and an increase in unemployment. These could be detrimental to shareholder interests.

Exelon has worked with non-profit organizations such as the National Resources Defense Council and Environmental Defense through its membership in the United States Climate Action Partnership (USCAP) – a lobbying coalition seeking cap-and-trade legislation.

USCAP's policy blueprint document on cap-and-trade does not endorse nuclear power – Exelon's key business strategy.

The lack of support for nuclear power in USCAP's blueprint reflects the views of Environmental Defense, not Exelon. In a document "Questions and Answers on Nuclear Power" posted on its website in 2005, updated in 2008 and still posted in 2009, Environmental Defense said, "Serious questions of safety, security, waste and proliferation surround the issue of nuclear power. Until these questions are resolved satisfactorily, Environmental Defense cannot support an expansion of nuclear generating capacity."

In 2009, Rowe appeared in an advertising campaign sponsored by Environmental Defense's legislative arm promoting cap-and-trade.

Exelon ended its membership in the U.S. Chamber of Commerce over policy differences on cap-and-trade. This could reduce the company's legislative influence.

Exelon's position on cap-and-trade may put the Company on a collision course with "Tea Party" activists – a powerful social and political movement that is well regarded by many Members of Congress.

The pending transfer of the U.S. House of Representatives from Democrat to Republican control in January 2011 reduces the likelihood that any cap-and-trade legislation will be adopted by Congress.

Disclosure of the company's process for determining its lobbying priorities will provide the transparency shareholders need to evaluate these public policy activities.

Fidelity
INVESTMENTS

November 09, 2010

Shelton Ehrlich

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Ehrlich:

Thank you for contacting Fidelity Investments. As requested, I have enclosed a position detail report for Excelon Corp (EXC) held in your rollover IRA ending in *** FISMA & OMB Memorandum M-07-16 ***

Please note that the enclosed Position Detail report contains information as of November 9, 2010, and may be subject to change pending any new and subsequent transactions in the same security/securities.

Mr. Ehrlich, I hope you find this information helpful. If you have any questions regarding this issue or any other issues or general inquiries regarding your account, please contact your Private Client Group team 384 at 800-544-5704 for assistance.

Sincerely,

Andrea Donadio

Andrea Donadio
Private Client Group Operations

Our File: W671380-09NOV10
Enclosures: Position Detail Report

Fidelity Brokerage Services LLC

EXHIBIT B

EXELON CORPORATION'S POLITICAL ACTIVITIES REPORT

[SEE ATTACHED]

Exelon.

Political Activities Report

Guided by fundamental strategic principles and a long-term view of value drivers, Exelon identifies public policy priorities and advocates policies that Exelon believes will support Exelon's efforts to be the best group of electric generation and electric and gas delivery companies in the United States—providing superior value for our customers, employees, investors and the communities we serve.

Exelon's Strategic Principles:

- Well-functioning competitive markets are the foundation of Exelon's current and future value.
- While we are growing a diverse generation portfolio, we are fundamentally a nuclear company; protecting the value of our nuclear units is a high priority.
- We favor the lowest-cost clean energy options.
- The cost of environmental externalities should be properly reflected in markets.
- The industry needs energy policy clarity to make prudent investment decisions.

In general, Exelon's public policy positions and advocacy are developed and directed by the company's executive leadership team. In addition, Exelon utilizes a corporate strategy group, which coordinates input from various Exelon business units and from corporate finance to help inform and guide the executive leadership team's decision making. Exelon's executive leadership consults with the board of directors and receives guidance from the board on major policy initiatives and strategic policy alternatives. These various inputs into Exelon's public policy positions are guided by a number of strategic factors and an evaluation of the reputational impact of policy positions.

Once public policy priorities are identified, the company develops advocacy and communications plans to support those policies, recognizing the political realities we confront. Successful advocacy of public policies involves lobbying and other outreach activities to educate state and federal legislative leaders and the general public about environmental, energy policy, tax and other issues that affect our industry. Exelon engages in these activities directly and through industry organizations that engage in public policy advocacy.

Exelon advocates policies that highlight the value of Exelon's clean, zero-emissions nuclear generation fleet, especially in today's economic climate with depressed electricity demand and abundant, low-cost natural gas. Thus, Exelon supports a comprehensive national energy policy that promotes expanding cleaner energy and sustainable jobs at the lowest possible cost. Exelon advocates market-based approaches for valuing electricity and addressing environmental concerns.

Exelon believes the environmental costs of electricity production must be properly reflected in the markets. Exelon therefore advocates reliance upon market-based national approaches to address air pollution and mitigate the risk of climate change at the least cost to consumers and the economy.

These fundamental strategic principles guide Exelon's policy positions regarding global climate change, competitive markets, investment in new generation, and Clean Air Act implementation standards.

Exelon has been a vigorous proponent of climate change legislation and enhanced clean air regulation because reduction of greenhouse gases and air pollutants are important public policy goals that will advance the health and well-being of the population. These goals will also enhance the value of the company's nuclear fleet. In that context it has been useful to collaborate on occasion with environmental organizations in order to maximize chances for enactment of legislation or regulation that Exelon supports.

Exelon is a member of various industry groups that engage generally in activities focused on the advancement of the industry and lobbying or advocacy initiatives on various specific industry issues. Sometimes the positions these organizations take on issues may not be perfectly aligned with the public policy goals identified by Exelon. As part of its public policy advocacy efforts, Exelon forms alliances with other companies and industry groups in strategic ways to advance common causes that more directly support Exelon's public policy goals. For example, Exelon is a member of the Edison Electric Institute, the Electric Power Supply Association, the PJM Power Providers Group (P3), the Clean Energy Group, the Utility Water Act Group, the COMPETE Coalition and the U.S. Climate Action Partnership.

Through these alliances and other efforts, Exelon advocacy helped to extend dividend tax rates and to preserve the end-user exemption in derivatives regulation under the Dodd-Frank financial reform bill. Exelon also currently supports, among other things, (1) the formulation of new air regulations that will facilitate the transition to a modern, cleaner generation fleet, and encourage the nation's oldest, dirtiest coal plants to clean up or retire and (2) federal water regulations that use a cost-benefit test and consider site-specific circumstances in determining best technology available for cooling water intake structures.

December 30, 2010